BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

[redacted]

08004897

SEC Mail Processing Section
SEP 05 2008
Washington, DC
105

September 4, 2008

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

PROCESSED
SEP 16 2008
THOMSON REUTERS

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued today with respect to the financial results for the second quarter ended July 31, 2008 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dlw
9/15

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES STRONG FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2008

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $4.9 billion, compared to $4 billion last fiscal year**
- **EBITDA of $495 million, compared to an EBITDA before special item of $342 million last fiscal year**
- **EBIT of $358 million, compared to an EBIT before special item of $213 million last fiscal year**
- **Net income of $246 million, compared to a net loss of $71 million last fiscal year**
- **Earnings per share of $0.14, compared to a loss per share of $0.05 (profit of $0.05 before special item) last fiscal year**
- **Solid cash position at $4.3 billion**
- **Backlog of $57.2 billion**
- **Launch of the *CSeries* aircraft program in July at the Farnborough Airshow**

Montréal, September 4, 2008 – Bombardier today reported another quarter of strong financial results. Revenues for the second quarter ended July 31, 2008 increased by 22% to reach $4.9 billion. Earnings before financing income, financing expense and income taxes (EBIT) totalled $358 million, compared to an EBIT before special item of $213 million last fiscal year ($280 million before an excess-over-average production cost (EOAPC) charge of $67 million last fiscal year). EBIT margin reached 7.3% compared to last year's 5.3% before special item (6.9% before EOAPC charge).

Net income amounted to $246 million, compared to a net loss of $71 million for the same period last fiscal year. Earnings per share (EPS) reached $0.14, compared to a loss of $0.05 last fiscal year (profit of $0.05 before special item). Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) totalled $99 million, compared to $633 million last fiscal year. The cash position remains strong at $4.3 billion as at July 31, 2008, compared to $3.6 billion as at January 31, 2008. The overall backlog rose to $57.2 billion, compared to $53.6 billion as at January 31, 2008.

"Both groups have delivered solid results again this quarter. Performance on our large backlog has strongly contributed to the generation of $0.14 earnings per share this quarter, compared to $0.05 last year," said Pierre Beaudoin, President and Chief Executive Officer, Bombardier Inc.

"At Bombardier Aerospace, Business Aircraft recorded a high level of new orders and deliveries, showing the continued popularity of its wide array of products. In line with its leadership position and commitment to product innovation, Bombardier Aerospace launched the *CSeries* family of aircraft during the Farnborough Airshow this past July. This new game-changing 110- and 130-seat family of aircraft will benefit from the latest technological advances, including increased use of composites, a next-generation engine and the very latest in system technologies.

During the quarter, Bombardier Transportation also received a good level of new orders as evidenced by its book-to-bill ratio of 0.9, and this, in the context of a 32% increase in revenues. Our extensive range of products and geographic diversification, already reflected in our backlog, bode well for future revenues. And we will continue to leverage our strengths and focus on execution and costs to maximize business opportunities, " added Mr. Beaudoin.

In order to increase the relative majority of independent members sitting on the Bombardier Board of Directors, both groups' Presidents and Chief Operating Officers will no longer be members of the Board, but they will continue to attend Board meetings as required. Consequently, on September 3, 2008, André Navarri resigned as a member of the Board, bringing the total number of Board members to 13, eight of whom are independent.

Bombardier Aerospace

Bombardier Aerospace's revenues totalled $2.5 billion compared to $2.2 billion last fiscal year. EBIT improved by $105 million to reach $238 million. This translates into an EBIT margin of 9.5% for the second quarter ended July 31, 2008, compared to 6% last fiscal year (9% before EOAPC charge). Bombardier Aerospace's backlog rose to $26.1 billion as at July 31, 2008, compared to $22.7 billion as at January 31, 2008, reflecting a solid level of 175 net orders, while 89 aircraft were delivered.

The business aircraft market continues to be strong as illustrated by 162 net orders, compared to 103 last fiscal year, while 66 deliveries were completed, compared to 49 for the same period last fiscal year, for a book-to-bill ratio of 2.5. Bombardier Aerospace received significant orders during the quarter showing the strength of its product-offering: in addition to the order from VistaJet of Switzerland for up to 60 business aircraft, with 35 firm orders, an undisclosed customer ordered 110 *Learjet 60 XR* aircraft, of which 25 are firm. Together, these two orders represent a total value of approximately $2.7 billion, if all options are exercised and if all conditional orders are confirmed.

As proof ot its relentless commitment to designing and manufacturing innovative aircraft, Bombardier Aerospace announced the launch of the *CSeries* family of aircraft, with a letter of interest from Lufthansa for up to 60 aircraft, including 30 options.

Bombardier Transportation

Bombardier Transportation revenues rose to $2.4 billion, an increase of $585 million over the same period last fiscal year. EBIT totalled $120 million, compared to an EBIT before special item of $80 million last fiscal year, while EBIT margin reached 5% versus 4.4% before special item. The order backlog stood at $31.1 billion as at July 31, 2008.

Bombardier Transportation reported new orders worth $2.1 billion, compared to $1.3 billion last fiscal year, leading to a book-to-bill ratio of 0.9 in the context of a 32% increase in revenues. The most important order came from the Swedish State Railway SJ AB for 20 *REGINA* high-speed trains (80 cars), valued at approximately $349 million.

Subsequent to the quarter, Bombardier Transportation received two orders for dual-powered locomotives in North America. One from New Jersey Transit Corporation for 26 locomotives, valued at approximately $262 million and the other from Agence Métropolitaine de Transport of Montréal for 20 locomotives and spare parts, valued at approximately $223 million. A first in North America, the new dual-powered locomotives will be capable of operating under both diesel power and alternating current electric power and support operators in their commitment to provide modern, efficient, environmentally-friendly passenger rail service.

Also subsequent to the quarter, Bombardier Transportation was awarded a 14-year contract by RENFE, the Spanish National Rail Operator, for the maintenance of 45 AVE S-130 high-speed trains, for a value of approximately $202 million.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

												Three-month periods ended July 31
						2008						2007
		BA		BT		Total		BA		BT		Total
Revenues	$	2,516	$	2,416	$	4,932	$	2,210	$	1,831	$	4,041
EBITDA before special item	$	343	$	152	$	495	$	236	$	106	$	342
Amortization		105		32		137		103		26		129
EBIT before special item	$	238	$	120		358	$	133	$	80		213
Financing income						(82)						(55)
Financing expense						118						127
EBT before special item						322						141
Special item						-						162
EBT						322						(21)
Income taxes						76						50
Net income (loss)					$	246					$	(71)
Basic and diluted earnings (loss) per share					$	0.14					$	(0.05)
Segmented free cash flow	$	100	$	105	$	205	$	477	$	296	$	773
Income taxes and net financing expense						(106)						(140)
Free cash flow					$	99					$	633

												Six-month periods ended July 31
						2008						2007
		BA		BT		Total		BA		BT		Total
Revenues	$	4,896	$	4,825	$	9,721	$	4,470	$	3,538	$	8,008
EBITDA before special item	$	654	$	302	$	956	$	452	$	204	$	656
Amortization		210		67		277		207		53		260
EBIT before special item	$	444	$	235		679	$	245	$	151		396
Financing income						(143)						(106)
Financing expense						200						247
EBT before special item						622						255
Special item						-						162
EBT						622						93
Income taxes						150						85
Net income					$	472					$	8
Basic and diluted earnings per share					$	0.26					$	-
Segmented free cash flow	$	390	$	363	$	753	$	543	$	128	$	671
Income taxes and net financing expense						(94)						(192)
Free cash flow					$	659					$	479

BA: Aerospace; BT: Transportation

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JULY 31, 2008

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $4.9 billion for the second quarter ended July 31, 2008, compared to $4 billion for the same period last year. For the six-month period ended July 31, 2008, consolidated revenues reached $9.7 billion, compared to $8 billion for the same period last year.

For the second quarter ended July 31, 2008, EBIT reached $358 million, or 7.3% of revenues, compared to an EBIT before special item of $213 million, or 5.3% of revenues, for the same period the previous year. For the semester ended July 31, 2008, EBIT amounted to $679 million, or 7% of revenues, compared to an EBIT before special item of $396 million, or 4.9% of revenues, for the same period last fiscal year.

Net financing expense amounted to $36 million for the second quarter of fiscal year 2009, compared to $72 million for the corresponding period last year. For the six-month period ended July 31, 2008, net financing expense reached $57 million, compared to $141 million for the same period last year. The $36-million and $84-million decreases are mainly due to higher interest income on cash and cash equivalents, lower interest expense on long-term debt and higher interest income on invested collateral; partially offset by lower financing income on loans and lease receivables.

The special item for the three- and six-month periods ended July 31, 2007 relates to the write-off of the carrying value of Bombardier Transportation's investment in Metronet.

The effective income tax rate was 23.6% and 24.1% respectively for the three- and six-month periods ending July 31, 2008, compared to the statutory income tax rate of 31.5%. The lower effective tax rates are mainly due to the positive impact of the recognition of tax benefits related to operating losses and temporary differences as well as the lower effective income tax rates of foreign investees, partially offset by permanent differences.

As a result, net income amounted to $246 million, or $0.14 per share, for the second quarter of fiscal year 2009, compared to a net loss of $71 million, or $0.05 loss per share, for the same period the previous year. For the first semester of fiscal year 2009, net income was $472 million, or $0.26 per share, compared to $8 million, or nil per share, for the same period the previous year.

For the three-month period ended July 31, 2008, free cash flow totalled $99 million, compared to $633 million for the corresponding period the previous year. For the semester ended July 31, 2008, free cash flow totalled $659 million, compared to $479 million for the corresponding period the previous year.

As at July 31, 2008, Bombardier's order backlog stood at $57.2 billion, compared to $53.6 billion as at January 31, 2008.

Bombardier Aerospace

- **Revenues of $2.5 billion**
- **EBITDA of $343 million, or 13.6% of revenues**
- **EBIT of $238 million, or 9.5% of revenues**
- **Free cash flow of $100 million**
- **Net orders of 175 aircraft (book-to-bill ratio of 2.0)**
- **Order backlog of $26.1 billion**

Bombardier Aerospace's revenues amounted to $2.5 billion for the three-month period ended July 31, 2008, compared to $2.2 billion for the same period the previous year. The increase is mainly due to an increase in manufacturing revenues reflecting increased deliveries and improved selling prices for business aircraft; partially offset by lower deliveries of commercial aircraft, mainly of smaller turboprops.

For the second quarter ended July 31, 2008, EBIT reached $238 million, or 9.5% of revenues, compared to $133 million, or 6% of revenues for the same period the previous year ($200 million, or 9% before EOAPC charge of $67 million). The 0.5 percentage-point increase is mainly due to improved selling prices for business aircraft, and better absorption of charges due to higher revenues; partially offset by the negative impact of the strengthening of the Canadian dollar versus the U.S. dollar as well as the higher cost of materials due to price escalations, higher selling expenses as a result of increased activities, and a negative variance on certain financial instruments carried at fair value.

Free cash flow totalled $100 million for the second quarter ended July 31, 2008, compared to $477 million for the same period last fiscal year. The $377-million decrease is mainly due to a negative period-over-period variation in net change in non-cash balances related to operations; partially offset by higher profitability.

For the quarter ended July 31, 2008, aircraft deliveries totalled 89, compared to 78 for the same period the previous year. The 89 deliveries consisted of 66 business aircraft and 23 commercial aircraft (49 and 29 aircraft respectively for the corresponding period last fiscal year).

Bombardier Aerospace received 175 net orders during the quarter ended July 31, 2008, compared to 187 during the corresponding period the previous year. The 175 orders consisted

of 162 business aircraft, 11 commercial aircraft and two amphibious aircraft (103 business and 84 commercial aircraft for the corresponding period last fiscal year). Major orders came from VistaJet of Switzerland for 35 firm orders (11 *Challenger 605*, 13 *Learjet 60 XR* and 11 *Learjet 85* aircraft) and options for 25 additional aircraft, for a value of approximately $1.2 billion if all options are exercised, and from an undisclosed European customer for 110 *Learjet 60 XR* aircraft, including 25 firm and 85 conditional orders, for a value of approximately $1.5 billion if all conditional orders are confirmed.

Bombardier Aerospace's firm order backlog reached $ 26.1 billion as at July 31, 2008, compared to $22.7 billion as at January 31, 2008. The 15% increase reflects a strong order intake, mainly in business aircraft.

Bombardier Transportation

- **Revenues of $2.4 billion**
- **EBITDA of $152 million, or 6.3% of revenues**
- **EBIT of $120 million, or 5% of revenues**
- **Free cash flow of $105 million**
- **New order intake totalling $2.1 billion (book-to-bill ratio of 0.9)**
- **Order backlog of $31.1 billion**

Bombardier Transportation's revenues amounted to $2.4 billion for the three-month period ended July 31, 2008, compared to $1.8 billion for the same period last year. The $585-million improvement is mainly due to the Rolling stock division's increased activity in the regional train segment, mainly in Western Europe, in the locomotive segment in Europe, and in the North American region. The increase also reflects a positive currency impact amounting to $226 million.

For the second quarter ended July 31, 2008, EBIT totalled $120 million, or 5% of revenues, compared to an EBIT before special item of $80 million, or 4.4% of revenues, for the same quarter the previous year. The 0.6 percentage-point increase is mainly due to better contract execution in services, a better absorption of selling, general and administration, research and development costs as well as amortization expenses due to higher revenues and a net gain on foreign exchange and certain financial instruments carried at fair value; partially offset by lower margin in rolling stock due to a large number of contracts in the start-up phase and to a margin deterioration on a specific contract in North America.

Free cash flow was $105 million for the quarter ended July 31, 2008, compared to $296 million for the same period last fiscal year. The $191-million decrease is mainly due to a negative period-over-period variation in net change in non-cash balances related to operations; partially offset by higher profitability before the non-cash special item.

The order intake for the second quarter ended July 31, 2008 was $2.1 billion, compared to $1.3 billion for the same period last fiscal year, for a book-to-bill ratio of 0.9 in the context of a

32% increase in revenues. One of the major orders came from SJ AB, for 20 four-car *REGINA* high-speed trains for a value of approximately $349 million.

Bombardier Transportation's backlog stood at $31.1 billion as at July 31, 2008, compared to $30.9 billion as at January 31, 2008. The increase is due to the strengthening of the euro compared to the U.S. dollar as at July 31, 2008 compared to January 31, 2008, partially offset by a lower order intake compared to the revenues recorded.

DIVIDENDS ON COMMON SHARES

Class A and Class B Shares

A quarterly dividend of $0.025 Cdn per share on Class A Shares (Multiple Voting) and of $0.025 Cdn per share on Class B Shares (Subordinate Voting) is payable on October 31, 2008 to the shareholders of record at the close of business on October 17, 2008.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on October 17, 2008 also have a right to a priority quarterly dividend of $0.000390625 Cdn per share.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.09896 Cdn per share on Series 2 Preferred Shares has been paid on June 15, on July 15, and on August 15, 2008.

Series 3 Preferred Shares

A quarterly dividend of $0.32919 Cdn per share on Series 3 Preferred Shares is payable on October 31, 2008 to the shareholders of record at the close of business on October 17, 2008.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on October 31, 2008 to the shareholders of record at the close of business on October 17, 2008.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

Challenger, Challenger 605, CSeries, Learjet, Learjet 60, Learjet 85, REGINA and *XR* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

The Management's Discussion and Analysis and the consolidated financial statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Corporation's annual report for fiscal year 2008.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and Uncertainties section of the MD&A of the Corporation's annual report for fiscal year 2008. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, and EPS, before special item, EBIT before EOAPC charge and Free cash flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and this presentation is consistent with industry practice.

END